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                                                                     Exhibit 2.1

                        CROWN CORK & SEAL COMPANY, INC.
                               9300 ASHTON ROAD
                            PHILADELPHIA, PA  19136


Compagnie Generale d'Industrie et
de Participations
89, rue Taitbout
75009 Paris, France

Gentlemen:

     Reference is made to the Exchange Offer Agreement dated as of May 22, 1995, as amended as of November 13, 1995 (the "Exchange Offer Agreement"), between Crown Cork & Seal Company, Inc. ("Crown") and Compagnie Generale d'Industrie et de Participations ("CGIP"). This letter amends the Exchange Offer Agreement as set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Exchange Offer Agreement.

     Section 1(h) of the Exchange Offer Agreement is hereby amended and restated in its entirety as follows:

          "Company Options.  Subject to applicable law and regulation, and
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          subject to the terms of the Company's employee stock options outstanding on the date of this Agreement, and the New Options and the 1994 Options to the extent issued in accordance with this Agreement (the outstanding options, the New Options and the 1994 Options are collectively referred to as the "Outstanding Options"), on the Commencement Date, Crown shall make an irrevocable offer to each holder of Outstanding Options in the categories specified in (i) and
          (ii) below, subject in all cases to successful completion of the Offer, and evidenced solely by delivery by Crown of a letter addressed to Company option holders at the Company's headquarters at 153, rue de Courcelles, 75817 Paris FRANCE c/o Chief Financial Officer, to settle such holder's Outstanding Options (or in the case of clause (ii) below, the shares of Common Stock received upon exercise of such Outstanding Options) in such categories, as follows:

               (i)  For each Outstanding Option that (a) is outstanding on the
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               Commencement Date and (b) was granted less than three years prior to the expiration date of the Offer period (other than in the limited case where no three year non-exercisability period applied to such option), Crown will offer the holder a cash indemnity in exchange for the termination of the holder's rights under such option, which cash indemnity shall be in an amount equal to the difference between the Cash Election Price and the exercise price of the applicable option; provided that the cash indemnity will in no event exceed the amount specified above and no payment shall be made for taxes, social contributions or other costs; and

               (ii) For each Outstanding Option that (a) is outstanding on the Commencement Date, (b) is held by a person who is a French tax resident as of the Commencement Date and (c) was granted at least three years but less than five years prior to the expiration date of the Offer period (or granted less than five years prior to the expiration date of the Offer period in the limited case where no three year non-exercisability period applied to such option), Crown will offer the holder the right to "put" the shares of Common Stock received upon exercise of such Outstanding Option in accordance with its terms to Crown, free and clear of any lien or other encumbrance, at a price per share of Common Stock so received equal to the Cash Election Price plus interest calculated at a rate equal to 6% per annum (subject to adjustment as described below) calculated from and including the expiration date of the Offer period until but excluding the date the

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               shares of Common Stock received upon exercise of the applicable option are purchased by Crown. The interest rate described above shall be automatically increased by 1% or decreased by 1%, as appropriate, from time to time by 1% at any one time whenever the difference between the then current interest rate hereunder and the then current six-month LIBOR rate is 1%. The put right may be exercised only with respect to the number of shares of Common Stock which the holder would be entitled to receive upon exercise of the options as of the Commencement Date, and no adjustment shall be given effect following the Commencement Date with respect to any anti-dilution provisions of the plans under which the applicable options were granted. The foregoing put right will terminate with respect to a share of Common Stock received upon exercise of an Outstanding Option 90 days following the earlier of the date of exercise of such Outstanding Option after the Commencement Date and the fifth anniversary of the date of grant of the applicable option.

          Subject to compliance with the foregoing, nothing herein shall limit Crown's ability to restrict or terminate any Outstanding Options to the extent agreed between Crown and the holder of such Outstanding Options or any other Outstanding Options.

     Except as specifically amended hereby, the remaining provisions of the Exchange Offer Agreement shall remain in full force and effect.

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     Please indicate your agreement with the foregoing by signing the enclosed copy of this letter in the space indicated below and returning such copy to the undersigned.

                                    Sincerely,

                                    CROWN CORK & SEAL COMPANY, INC.



                                    By: /s/ A.W. Rutherford
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Accepted and Agreed:

COMPAGNIE GENERALE D'INDUSTRIE ET
 DE PARTICIPATIONS


By: /s/ Ernest-Antoine Selliere
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Date: December 28, 1995

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